UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                         SCHEDULE 13D/A
           Under the Securities Exchange Act of 1934
                      (Amendment No. 3  )


                     STAR SCIENTIFIC, INC.
                      (Name of Issuer)


            Common Stock, par value $.0001 per share
               (Title of Class of Securities)

                       85517P 10 1
                     (CUSIP Number)


Kathleen M. O'Donnell, Trustee, Irrev. Trust #1 FBO Francis E. O'Donnell Jr. MD 709 The Hamptons Lane, Town and Country, Mo. 63017
Tel 314 579 9725
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

                      June 25, 2002


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1
NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Irrevocable Trust #1 FBO Francis E. O'Donnell, Jr., Kathleen M.
O'Donnell, Trustee EIN: 43-6378204

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                        (a)
                                        (b)

3
SEC USE ONLY

4
SOURCE OF FUNDS

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6
CITIZENSHIP OR PLACE OF ORGANIZATION
United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7
SOLE VOTING POWER
13,437,213

8
SHARED VOTING POWER


9
SOLE DISPOSITIVE POWER
13,437,213

10
SHARED DISPOSITIVE POWER


11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,437,213

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21%

14
TYPE OF REPORTING PERSON
>10% owner

CUSIP No. 85517P 10 1						Page 3 of 4

This Amendment No. 3 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on Aug. 31, 2001 by Kathleen
M. O'Donnell, Trustee, with respect to the common stock, par value $.0001 per share, of Star Scientific, Inc.

ITEM 1.	SECURITY AND ISSUER

Item 1 is hereby amended and restated in it entirety to read as follows:

This statement relates to the Common Stock, $.0001 par value per share (the "Common Stock"), of Star Scientific, Inc. ("Star Scientific"). Star Scientific's principal offices are located at 801 Liberty Way, Chester, VA 23836.

ITEM 2.	IDENTITY AND BACKGROUND



ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Kathleen M. O'Donnell, Trustee sold in private transactions 800,000 shares on May 1, 2002 at $1.00/share and on May 31, 2002, the trustee sold in private transactions another 1,000,000 shares at $1.00/share.

Officers and Directors of Star Scientific purchased an aggregate of 1,050,000 of these shares.

ITEM 4.	PURPOSE OF TRANSACTION

The Trust seeks to diversify its portfolio.


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

 The trust made the following recent dispositions:
(1) On December 31, 2001, the trustee gifted a total of 225,000 shares to the following charities: Retinitis Pigmentosa International, Health Careers Foundation, University of Miami, and the Johns Hopkins University.
(2) On May 1, 2002, the trustee sold 800,000 shares in private transactions at $1.00/share
(3) On May 31, 2002, the trustee sold 1,000,000 shares in private transactions at $1.00/share
(4) On May 13, 2002, the trustee contributed as capital 200,000 shares to RetinaPharma Technologies, Inc.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER



ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

CUSIP No. 85517P 10 1						Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/Kathleen M. O'Donnell, Trustee/
Irrevocable Trust #1 FBO Francis E.
O'Donnell, Jr.

Dated: June 10, 2002